UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number: 001-38631

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

22F, Block B, Xinhua Technology Building,

No. 8 Tuofangying South Road,

Jiuxianqiao, Chaoyang District, Beijing, China 100016

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Incorporation by Reference

The information set forth in this Report on Form 6-K, including the exhibits hereto are hereby incorporated by reference into the registration statement on Form F-3 (Registration Number 333-248554), filed by Glory Star New Media Group Ltd. (the “Company”) with the U.S. Securities and Exchange Commission (“SEC”) on September 2, 2020 and declared effective on September 14, 2020, including any prospectuses forming a part of such registration statements, each as filed with the Securities and Exchange Commission, to the extent not superseded by documents or reports subsequently filed.

Exercise of Over-Allotment Option

On March 25, 2021, in connection with the Company’s February 24, 2021, underwritten public offering, the underwriters fully exercised and closed on their over-allotment option (the “Option”) to purchase an additional 571,646 ordinary shares of the Company, together with warrants to purchase up to 571,646 ordinary shares of the Company, at the public offering price of $3.28 per ordinary share and associated warrant. After deducting underwriting discounts, the net proceeds of the sale of the ordinary shares and warrants from the over-allotment option were approximately $1.7 million.

A copy of the press release announcing the underwriters’ exercise of the Option is attached as Exhibit 99.1 and incorporated herein by reference. For more information regarding the offering, please refer to the Company’s Current Report on Form 6-K furnished on February 23, 2021.

Exhibit Index

Exhibit	Exhibit Description
99.1	Press Release - Glory Star New Media Group Holdings Limited Announces Closing of Underwriters’ Over-Allotment Option in Connection with its Underwritten Public Offering

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Glory Star New Media Group Holdings Limited

	By:	/s/ Bing Zhang
	Name: Title:	Bing Zhang Chief Executive Officer

Dated: March 26, 2021